UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the fiscal year ended December 31, 2004
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                 ----------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313)-556-5000


      Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                              Peter R. Bible
                                              Chief Accounting Officer
                                              General Motors Corporation
                                              300 Renaissance Center.
                                              Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                 Page No.
    ----------------------------------------------                 --------

  General Motors Savings-Stock Purchase
   Program for Salaried Employees in the United States:
     Report of Independent Registered Public Accounting Firm              3
     Statements of Assets Available for Benefits, as of
      December 31, 2004 and 2003                                          4
     Statements of Changes in Assets Available for
      Benefits for the Years Ended December 31, 2004 and 2003             5
     Notes to Financial Statements                                        6
         Supplemental Schedule, Form 5500, Schedule H, Part IV,
           Line 4i - Schedule of Assets (Held at End of Year)
           as of December 31, 2004                                       16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


(b) EXHIBIT
    -------

      Exhibit 23     Consent of Independent Registered Public
                       Accounting Firm                                   17




                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                     (Name of plan)



Date   July 6, 2005                     By:
       ------------

                                             /s/G. Richard Wagoner, Jr.
                                             -----------------------------
                                             (G. Richard Wagoner, Jr.,
                                              Chairman of the
                                              Board of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator of General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of assets available for benefits of General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP


Detroit, Michigan
June 30, 2005

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2004 AND 2003

                                                   2004            2003
                                               -----------     -----------
                                                (dollars in thousands)
ASSETS:

  Investment in General Motors Savings
   Plans Master Trust (Note D):
   Investments - at estimated fair value       $12,563,086     $12,759,437
   Loans                                           247,486         243,428

  Employee contributions receivable                 15,339               0
  Employer contributions receivable                  4,723               0
                                                ----------      ----------
   Total assets                                 12,830,634      13,002,865
                                                ----------      ----------

ASSETS AVAILABLE FOR BENEFITS                  $12,830,634     $13,002,865
                                                ==========      ==========



Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                       2004         2003
                                                    ---------    ---------
                                                   (dollars in thousands)

ADDITIONS:

  Net investment gain from General
   Motors Savings Plans Master Trust (Note D)        $261,194   $2,646,252
   Contributions:
     Employer                                         119,114      120,507
     Employee                                         401,323      383,664
                                                     --------    ---------
  Total contributions                                 520,437      504,171
                                                     --------    ---------

  Total additions                                     781,631    3,150,423

DEDUCTIONS-

  Distributions to participants                      (974,385)    (714,052)


NET TRANSFERS IN(OUT) (Note E)                         20,523         (571)
                                                     --------    ---------

NET (DECREASE)INCREASE                               (172,231)   2,435,800

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                13,002,865   10,567,065
                                                   ----------   ---------

  End of year                                     $12,830,634  $13,002,865
                                                   ==========   ==========


Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

A. THE PROGRAM

  GENERAL - General Motors Corporation (the "Corporation" or "GM") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation who have completed six months of employment and who are compensated fully or partly by salary and/or commission, but who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees classified as part-time employees, regular employees, temporary assignment, flexible service employees, temporary employees, or cooperative student employees (hired prior to January 1, 1999) are eligible to participate in the Program upon the completion of six months of employment. Except for purposes of the investment of Program assets, the Investment Funds Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees, and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

  PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows:

  o on an after-tax basis ("Regular Savings"), up to 50% for 2004 and 40% for 2003, of an Employee's eligible salary as defined in the Program.

  o on a tax-deferred basis ("Deferred Savings"), an amount of eligible salary which is the lesser of (1) $13,000 and $12,000 for 2004 and 2003, respectively or (2) up to 50% for 2004 and 40% for 2003 of the Employee's eligible salary for a calendar year.

  o in lieu of receiving a distribution from The General Motors Enhanced Variable Pay Plan for Salaried Employees in the United States (the "Variable Pay Plan"), an Employee may elect to have the Corporation contribute, as Deferred Savings to the extent permissible under tax law, up to 100%, in 10% increments, of any such amount, which vests immediately.

  o in lieu of receiving a flexible compensation payment from the Corporation, an Employee may elect to have the Corporation contribute 100% of the flexible compensation payment as Deferred Savings until the tax deferral legal limit is reached and then any remaining portion of such payment will be contributed as Regular Savings to the extent permissible under tax law.

  In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 50% for 2004 and 40% for 2003 of eligible monthly base salary for any calendar year. The sum of all four of the above-described methods of contribution may only exceed the above percentages of eligible salary by an amount equal to the payout under the Variable Pay Plan, the flexible compensation payment, and the catch-up contributions. As defined in the Program document, the Corporation's total matching contribution will be based on the Employee's Basic Savings contribution and is limited to 50% for calendar year 2004 and 2003. Basic Savings as defined by the Program is Employee savings up to 6% of an Employee's eligible monthly base salary.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  An Employee age 50 or older, or who will attain age 50 by the end of the calendar year, and who is contributing at least 6% of their eligible monthly base salary to their account, may be eligible to make "catch-up" contributions to their account. A catch-up contribution may only be made on a "pre-tax" basis up to the annual limit ($4,000 in 2004) set forth by the Internal Revenue Service (the "IRS"), and only after a tax law limit has been reached, such as the 401(k) annual contribution limit ($13,000 in 2004).

  EMPLOYER CONTRIBUTIONS - The Corporation's matching contribution is invested entirely in the GM $1-2/3 Par Value Common Stock Fund and such contributions must remain invested in this fund during the period January through December 31, of the calendar year in which the contributions were made. This period is referred to as the ("Required Retention Period").

  An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible monthly base salary credited each pay period to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program. This contribution is invested in the GM $1-2/3 Par Value Common Stock Fund, and such contribution must remain invested in this fund during the Required Retention Period.

  VESTING - Assets derived from employee contributions and related Corporation contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than three years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future employer contributions.

  FUND EXCHANGES - Participants may exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day"). However, employer contributions required to be invested in the GM $1-2/3 Par Value Common Stock Fund may not be exchanged until completion of the Required Retention Period.

  REDEMPTION FEES-- Effective June 1, 2003, a 1% short-term trading fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. From time to time, certain funds may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses which contains additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds' performance and shareholders by discouraging frequent trading in response to short-term market fluctuations.

  PARTICIPANT WITHDRAWALS - A participant may withdraw Deferred Savings in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, Regular Savings may be withdrawn at any time, however, Deferred Savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for a period of 12 months following the distribution.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  The Corporation pays certain costs of Program administration.

  INVESTMENT OPTIONS - The Corporation's contributions are invested in the GM $1-2/3 Par Value Common Stock Fund. One-half of an Employee's Basic Savings up to 6% is required to be invested in GM $1-2/3 Par Value Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the following investment options:

  o  GM $1-2/3 Par Value Common Stock Fund,
  o  Promark Funds
  o  Mutual Funds

  During 2003, employee contributions could be invested into the GM Class H Common Stock Fund. Effective December 23, 2003 employee contributions could no longer be invested into the GM Class H Common Stock Fund.

  DESCRIPTION OF INVESTMENT OPTIONS:

  General Motors $1-2/3 Par Value Common Stock Fund - Under this investment option, contributions are invested by the Trustee primarily in General Motors common stock. Each unit represents a proportionate interest in all of the assets of the GM $1-2/3 Par Value Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the GM $1-2/3 Par Value Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held the fund.

  Promark Funds - There are Promark funds as investment options for participants in the Program. These funds have a variety of investment strategies. Participants should refer to the Plan's Prospectus for further information about the investment strategy of each fund option, and the risks associated with each fund option.

  Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value.

  Mutual Funds - This investment option is comprised of many different mutual funds, which are managed by Fidelity Investments, Neuberger Berman Management Inc., Domini Social Investments LLC, SSgA Funds Management, Inc., and Ariel Capital Management, Inc. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus. Effective November 1, 2004, the following funds were added to the
  Program: Ariel Fund, Ariel Appreciation Fund, Fidelity Inflation-Protected Bond Fund, and Fidelity Strategic Dividend & Income Fund. Also effective November 1, 2004, the following funds were eliminated from the Program:
  Fidelity Trend Fund, Fidelity Disciplined Equity Fund, Fidelity Stock Selector Fund, Fidelity International Discovery Fund (formerly Fidelity International Growth & Income Fund), Fidelity Asset Manager, Fidelity Asset
  Manager: Income, and Fidelity Asset Manager: Growth.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  Other Investments:

  EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. No new contributions, loan repayments, or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on the stock held by the Program will be invested in the Promark Income Fund investment option.

  Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

  DIRECTV Group Common Stock Fund - Effective December 23, 2003, GM Class H stock was replaced with DIRECTV Group common stock and News Corporation Preferred ADSs at the ratio of 84% and 16% respectively. The DIRECTV Group Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the DIRECTV Group Common Stock Fund will be permitted during that time. Dividends if any paid on the stock held by the Program will be invested in the Promark Income Fund investment option.

  Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of DIRECTV Group common stock and by the interest earned on short-term investments held by the fund.

  News Corporation Non-Voting Common Stock Fund - Effective October 26, 2004, shareholders approved the reorganization of News Corporation. As a result, the News Corporation Preferred ADS Fund was eliminated and replaced by News Corporation Non-Voting Common Stock Fund in the Program.

  On November 4, 2004, News Corporation Preferred ADSs ceased trading on the New York Stock Exchange. Holders of Preferred ADSs received in exchange two shares of News Corporation non-voting common stock for each ADS held. Accordingly, the News Corporation Preferred ADS Fund was eliminated and the value of units in the fund were converted into units of a new commingled fund known as the News Corporation Non-Voting Common Stock Fund. The News Corporation Non-Voting Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the News Corporation Non-Voting Common Stock Fund will be permitted during that time. Dividends, if any, paid on the stock held by the Program will be invested in the Promark Income Fund investment option.

  Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of News Corporation Non-Voting Common Stock Fund and by the interest earned on short-term investments held by the fund.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  Delphi Common Stock Fund - On May 28, 1999, GM completed the spin-off of Delphi Corporation (Delphi). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time. Dividends if any paid on the stock held by the Program will be invested in the Promark Income Fund investment option.

  Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by the interest earned on short-term investments held by the fund.

  Raytheon Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics Corporation, at the time, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and GM Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon common stock was distributed to holders of GM $1-2/3 par value and GM Class H common stocks.

  Such distribution required the addition of the Raytheon Common Stock Fund as an investment option. No new contributions or exchanges from any other investment options into the Raytheon Common Stock Fund are permitted. Dividends, if any, paid on the stock held by the Program will be invested in the Promark Income Fund investment option.

  Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Raytheon common stock and by the interest earned on short-term investments held by the fund.

  GM has chosen to invest the General Motors $1-2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Common Stock Fund, News Corporation Non-Voting Common Stock Fund, DIRECTV Group Common Stock Fund and the Delphi Common Stock Fund in commingled funds managed by State Street Bank and Trust ("State Street"). State Street is responsible for anticipating liquidity needs and maintaining sufficient cash levels to process participant transactions, determining the daily number of shares of each individual common stock to be purchased or sold, and obtaining the best prices for any purchases or sales.

  PARTICIPANT LOANS - Participants may borrow once per year from both their Deferred Savings and Regular Savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end as published by the Wall Street Journal and will apply to all new loans issued. Loan repayments are generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the participant originally selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts. Balances of participant loans were $247 million and $243 million for 2004 and 2003, respectively.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

  o The financial statements of the Program are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

  o Investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value which approximates fair value, and loans to participants, which are stated at cost which approximates fair value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts, plus credited earnings, which are net of expenses charged to the synthetic contract.

  o  Security transactions are recorded on the trade date.

  o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates. The Program utilizes various investment instruments including U.S. Government Securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

C. INVESTMENTS

  All of the investments in the Program are held in the General Motors Savings Plans Master Trust (the "Master Trust") as more fully described in Note D. The investment in the Master Trust is both participant-directed and non-participant directed.

  The synthetic guaranteed investment contracts ("Contracts") owned by the Program and held in the Master Trust are recorded at contract value and are fully benefit-responsive in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". The Contracts are included in the financial statements at contract value as reported to the Master Trust by the insurance company. Contract value represents contributions and withdrawals made under the contract, plus credited earnings, which are net of expenses charged to a contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value of such Contracts approximates fair value as of December 31, 2004 and 2003. Synthetic guaranteed investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


  The Contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the Contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting rate of the synthetic investment contracts as of December 31, 2004 and 2003 was approximately 4.79% and 5.12%, respectively. The wrappers are entered into by the Master Trust to stabilize the income generation of the Fund.

  The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.5% and 4.9% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

D. THE MASTER TRUST

  The Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

  Employee benefit plans participating in the Master Trust as of December 31, 2004 include the following:

  o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
  o The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States ("PSP")
  o Saturn Individual Savings Plan for Represented Members, which merged into the PSP on December 31, 2004
  o  General Motors Income Security Plan for Hourly-Rate Employees

  Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

  The net investment income of the commingled Master Trust investment funds (the GM $1-2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Common Stock Fund, the Delphi Common Stock Fund, DIRECTV Group Common Stock Fund, the News Corporation Non-Voting Common Stock Fund, and the Promark Funds) is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

  As of December 31, 2004 and 2003, the Program had approximately 59% and 61% interest in the Master Trust, respectively.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   The net assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows (dollars in thousands):

   ASSETS:                                              2004         2003
                                                     ---------    ---------
     Investments at fair value:
      General Motors Corporation $1-2/3 par
      value common stock                            $3,205,807   $4,145,996

      Electronic Data Systems common stock              50,565       62,815
      Delphi Corporation common stock                  154,272      197,925
      DIRECTV Group common stock                       369,937      466,099
      News Corporation non-voting common stock          90,707       94,723
      Raytheon common stock                             78,749       69,696
                                                     ---------    ---------
        Total common stock                           3,950,037    5,037,254

      Mutual funds                                   7,157,159    6,473,483
      Common and collective trusts                   3,263,963    2,798,171
      Loan funds                                       673,653      651,348
      Other                                            137,688      143,656
                                                    ----------   ----------
     Total investments at fair value                15,182,500   15,103,912

     Investments at contract value -
      Guaranteed Investment Contracts                6,542,452    6,383,546
                                                    ----------   ----------

     Total investments                              21,724,952   21,487,458

     Receivables-
      Accrued investment income                             81           37
                                                    ----------   ----------
        Total receivables                                   81           37
                                                    ----------   ----------
        Total assets                               $21,725,033  $21,487,495
                                                    ==========   ==========

   LIABILITIES-

     Due to broker for securities purchased              1,590        1,815
                                                    ----------   ----------
   NET ASSETS AVAILABLE FOR BENEFITS               $21,723,443  $21,485,680
                                                    ==========   ==========

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   The total net investment income of the Master Trust for the years ended December 31, 2004 and 2003 are summarized as follows (dollars in thousands):

                                                        2004         2003
                                                     ---------    ---------

   Income from guaranteed investment contracts        $309,743     $319,210
   Interest                                             33,493       39,236
   Dividends                                           161,992      163,945
   Net appreciation (depreciation) in fair
   value of investments:
     General Motors Corporation $1-2/3 par
         value common stock                         (1,012,430)   1,296,970
     Other common stock                                 17,508      273,135
     Mutual funds                                      779,551    1,393,142
     Common and collective trusts                      347,378      585,264
                                                     ---------    ---------
     Total net appreciation                            132,007    3,548,511
                                                     ---------    ---------
   Total net investment income                        $637,235   $4,070,902
                                                     =========    =========

E. TRANSFERS

  On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Savings-Stock Purchase Program (the "Delphi Program"), modeled after the Program. On May 28, 1999, for those employees who elected to do so, assets representing Delphi participants' holdings in the Program were transferred and reinvested under the corresponding investment options in the Delphi Program. As a result of the separation, the Delphi Program was separated from the Program, and is now administered by Delphi as a separate plan. On a very limited basis, participants may elect to transfer their holdings between the Delphi Program and the Program.

  Effective March 1, 2004 Manual Transmissions of Muncie, LLC Savings Plan for Salaried Colleagues ("Muncie Plan") merged into the Program. At that time all assets related to the Muncie Plan transferred into the Promark Income Fund.

  Effective December 30, 2004 Saab Cars USA, Inc. 401(k) Long-Term Savings Plan ("Saab Plan") merged into the Program. At that time all assets related to the Saab Plan transferred into the Promark Income Fund.

F. TERMINATION OF THE PROGRAM

  Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

G. FEDERAL INCOME TAXES

  By letter dated April 3, 2000, the IRS has determined and informed the Corporation that the Program is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Concluded


H. RELATED PARTY TRANSACTIONS

  The Program and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.

I. SUBSEQUENT EVENTS

  Effective April 1, 2005, the Program's employer matching contribution was reduced from 50 cents to 20 cents for each dollar the employee contributes up to the first 6% of base salary (referred to in the Program's prospectus as "matching contributions"). GM's matching contributions continue to be subject to change at GM's discretion.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                    Form 5500, SCHEDULE H, Part IV, Line 4i-
                    Schedule of Assets (Held at End of Year)
                               DECEMBER 31, 2004
                             (dollars in thousands)

     Identity of Issuer, Borrower, Lessor or                Current
     Similar Party                                           Value

   * Participant loans, maturing through
      December 31, 2009 with rates ranging
      from 4.0% and 9.5%                                    $247,486
                                                             =======

* Denotes parties-in-interest